Q1 FY2024 INVESTOR PRESENTATION

2   This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this presentation, other than statements of historical facts, are forward-looking statements. The words “believe,” “estimate,” “expect,” “may,” “will” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements include, but are not limited to, the statements regarding our business strategy and our plans and objectives for future operations, our addressable market and perceived growth over next five years, our assumptions regarding industry trends, potential technological disruptions, and client demand for our services. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: our business, results of operations and financial condition may be negatively impacted by the Russia and Ukraine military conflict and related sanctions, conflict in the Middle East or if general economic conditions in Europe, the United States or the global economy continue to worsen, including increased inflation and recent and potential future bank failures; and the perceived impact and effect of macroeconomic conditions on Endava and its customers including the March 2023 banking collapse; our ability to retain existing clients and attract new clients, including our ability to increase revenue from existing clients and diversify our revenue concentration; our ability to attract and retain highly-skilled IT professionals at cost-effective rates; our ability to penetrate new industry verticals and geographies and grow our revenue in current industry verticals and geographies; our ability to maintain favourable pricing and utilisation rates; our ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in our market; our ability to adapt to technological change and innovate solutions for our clients; our ability to collect on billed and unbilled receivables from clients; our ability to effectively manage our international operations, including our exposure to foreign currency exchange rate fluctuations; our ability to maintain an effective system of disclosure controls and internal control over financial reporting and our future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on September 19, 2023. Except as required by law, we assume no duty to update any of these forward-looking statements after the date of this presentation to conform these statements to actual results or revised expectations. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this presentation. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements contained in this presentation.   This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Neither we nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this presentation. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.   By attending or receiving this presentation you acknowledge that you will be solely responsible for your own assessment of the market and our market position and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of our business.   This presentation includes non-IFRS financial measures, including revenue growth at constant currency, adjusted profit before tax, adjusted profit before tax as a percentage of revenue, adjusted profit for the period and adjusted free cash flow. Management believes these measures help illustrate underlying trends in our business and use the measures to establish budgets and operational goals, communicated internally and externally, for managing our business and evaluating our performance. Management also believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of our historical financial performance. These non-IFRS financial measures have certain limitations and should not be considered in isolation, or as alternatives to or substitutes for, financial measures determined in accordance with IFRS. The non-IFRS measures as defined by us may not be comparable to similar non-IFRS measures presented by other companies. Our presentation of such measures, which may include adjustments to exclude unusual or non-recurring items, should not be construed as an inference that our future results will be unaffected by these or other unusual or non- recurring items. See the IFRS to Non-IFRS Reconciliation section of this presentation and in our earnings release for a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS financial measures. Disclaimer

REIMAGINING THE RELATIONSHIP BETWEEN PEOPLE & TECHNOLOGY 3

We accelerate our clients’ ability to take advantage of new business models and market opportunities by ideating and delivering dynamic platforms and intelligent digital experiences that are designed to fuel rapid, ongoing transformation of their businesses.   By leveraging next-generation technologies, our agile, multi- disciplinary teams provide a combination of Product & Technology Strategies, Intelligent Experiences, and World Class Engineering to help our clients become more engaging, responsive, and efficient. REIMAGINING THE RELATIONSHIP BETWEEN PEOPLE & TECHNOLOGY 4

5 1 Opportunity & Approach Q1 FY2024

6 We are a leading provider of next-generation technology services, dedicated to helping our customers drive real impact and meaningful change. Our multi-disciplinary teams combine expertise, creativity, technology and delivery at scale to support our clients in achieving their goals – from ideation to production. From proof of concept and prototyping to implementation and managed services, we leverage our business and engineering capabilities to enable organisations to provide solutions that can serve millions of customers daily. In today’s ever-evolving digital landscape, we are developing the experiences, technical foundation and infrastructure that empower people to interact with technology in ways that truly meet their needs.We enable change

LARGE AND FAST GROWING MARKET OPPORTUNITY DELIVER RAPID EVOLUTION BY COMBINING NEXT-GEN TECHNOLOGIES WITH DEEP INDUSTRY EXPERTISE STRONG GROWTH AND FINANCIAL PERFORMANCE IDEATION TO PRODUCTION CAPABILITIES, DISTRIBUTED AGILE AT SCALE, DOMAIN EXPERTISE AND NEAR-SHORE LOCATIONS FOUNDER-LED, EXPERIENCED MANAGEMENT TEAM WITH STRONG CULTURE 7

8 TRADITIONAL IT SERVICES BUS. & TECH CONSULTANTS ENGINEERING ENTERPRISE AGILE AUTOMATION NEXT-GEN TECH STRATEGY   USER EXPERIENCE DIGITAL   AGENCIES

We serve a  large addressable market. * IDC Worldwide Digital Transformation Spending Guide, October 2022 update. 9 $3.4T 2026 16.3% FIVE-YEAR CAGR FOR DIGITAL   TRANSFORMATION   INVESTMENTS

10 ENDAVANS BY GEOGRAPHY FY20 FY21 FY22 FY23 Q1FY23 Q1FY24 Western Europe 448 493 602 659 638 623 Central Europe - EU Countries 3,368 4,469 6,093 5,693 6,169 5,523 3,816 4,962 6,695 6,352 6,807 6,146 Central Europe - Non-EU Countries 1,810 2,361 2,842 2,689 2,889 2,606 Latin America 895 1,244 1,927 1,661 1,924 1,609 North America 103 311 348 324 372 366 APAC 5 38 1,032 70 1,028 Middle East 3 5 3 6 6,624 8,883 11,853 12,063 12,065 11,761 Our people are at the heart of who we are and drive our success as   a business. We enable Endavans to be the best they can be, through our positive working experience ensuring everyone feels respected, included, and connected to our culture. 11,761 GLOBAL EMPLOYEES AS OF SEP 30, 2023 (2.5)% EMPLOYEE DECREASE Q1FY23 TO Q1FY24 37% WOMEN IN TOTAL STAFF AS OF SEP 30, 2023 9%14% 3% 22% 52% WESTERN EUROPE & EU EUROPE NON-EU NORTH AMERICA LATIN AMERICA APAC & MIDDLE EAST Q1FY24 ENDAVANS BY REGION

11 European Union:   Austria, Bulgaria, Croatia, Denmark, Germany, Ireland, Netherlands, Poland, Romania, Slovenia and Sweden   Non European Union:   Bosnia & Herzegovina, Moldova, North Macedonia, Serbia, Switzerland and the United Kingdom North America: Canada and the United States   Latin America:  Argentina, Colombia, Mexico and Uruguay Asia Pacific: Australia, Malaysia, Singapore and Vietnam Middle East: United Arab Emirates   67 cities  28 countries

FOUNDED IN
2000
CONCISE
UK
IT CONSULTANCY
EXPAND TO CE
COMPUDAVA
MOLDOVA
NEARSHORE LOCATION
EXPAND TO USA
ALPHEUS
GERMANY
CONSULTING BUSINESS
PS TECH
SERBIA
AGILE DELIVERY
NICKELFISH
USA
DIGITAL, UX & STRATEGY FIRM
ISDC
NETHERLANDS & CE
AGILE DELIVERY
EXPAND TO LATAM
VELOCITY PARTNERS
USA & LATAM
NA SALES & LATAM DELIVERY
IPO NYSE JULY 2018
INTUITUS
UK
IT CONSULTANCY
PRIVATE EQUITY
EXOZET
GERMANY
DIGITAL AGENCY
COMTRADE DIGITAL SERVICES
ADRIATIC REGION
SOFTWARE ENGINEERING SERVICES
FIVE
USA, CROATIA
DIGITAL AGENCY
LEVVEL
USA
TECH STRATEGY CONSULTING & ENGINEERING
LEXICON
AUSTRALIA
TECH CONSULTING, DESIGN & ENGINEERING
MUDBATH
AUSTRALIA
TECH STRATEGY DESIGN & ENGINEERING
DEK
AUSTRALIA, SWEDEN, VIETNAM
SOFTWARE SOLUTIONS
TLM
USA
GAMING SERVICES
2024
HEADCOUNT
60
240
1,000
2,000
5,000
11,761
Q1 FY24

HISTORY OF ENDAVA

12

13 WE CREATE VALUE BY DELIVERING

14

15 TODAY TIME TECHNOLOGY DISRUPTION WAVES & CONVERGENCE MOBILITY PAYMENTS RETAIL / CPG CAPITAL MARKETS HEALTHTECH INSURANCE

EMBEDDED FINANCE
PAAS
REAL TIME PAYMENTS
CRYPTO WALLETS
VERTICALLY-INTEGRATED PAYMENTS
CROSS BORDER PAYMENTS
OPEN BANKING
BNPL
CLOSED LOOP PAYMENT ECOSYSTEM
REQUEST TO PAY
INSTANT/DIGITAL ISSUING
SOFTPOS
FREE ACQUIRING
DLT IN CROSS BORDER PAYMENTS
BIOMETRIC PAYMENTS
ISO 20022 ADOPTION
IN CAR PAYMENTS
MICROPAYMENTS
VARIABLE DIRECT DEBIT
CBDC
PAYMENTS IN METAVERSE
ZERO FRAUD PAYMENTS
NO-CASH SOCIETY
ALL PAYMENTS INSTANT
NO PHYSICAL TERMINAL
FREE PAYMENTS
2012
2017
NOW
2025
2030
2035
2040+

PAYMENTS INDUSTRY TRENDS

16

FUEL ECONOMY
CONNECTED TO MOBILE PHONE
CAR-SHARING
RIDE-HAILING (UBER)
APPLE CARPLAY ANDROID AUTO
INDIVIDUAL CAR LEASING
RISING ADOPTION OF PLUG-IN HYBRID EV
SEMI-AUTONOMOUS DRIVING AIDS
PROPRIETARY AUTOMOTIVE OS
CAR SUBSCRIPTION
5G
DEALERSHIPS EXPERIENCE CENTERS
DIGITAL SALES PROCESS USING AR AND VR
INTELLIGENT ROUTING PARKING, TRAFFIC JAM
USAGE-SPECIFIC INSURANCE
NEW (INDUCTIVE) CHARGING INFRASTRUCTURE
IN-CAR PAYMENTS FOR ELECTRICITY, PARKING, TOLLS PAYMENTS
IN-CAR ENTERTAINMENT MEDIA
RISING ADOPTION OF BATTERY EV
CONNECTED TO SMART CITIES
IN-CAR COMMERCE RETAIL
"HANDS OFF, MIND OFF"
ELECTRIC-ONLY DRIVE ZONES IN CITIES
VEHICLE COMMUNICATION
AUTONOMOUS TRAFFIC MANAGEMENT
P2P CAR-SHARING
ZERO EMISSIONS
ROBOTAXIS
ZERO ACCIDENTS
2012
2017
NOW
2025
2030
2035
2040+

AUTOMOTIVE INDUSTRY TRENDS

17

18 ENDAVA’S FIVE KEY SUSTAINABILITY FOCUS AREAS

19 KEY SUSTAINABILITY COMMITMENTS OUR PEOPLE SOCIAL IMPACT OPERATING RESPONSIBILITY INNOVATION & DATA INTEGRITY ENVIRONMENTAL IMPACT We enable our people to be the best they can be by fostering an inclusive culture, providing career and progression opportunities, and supporting their wellbeing. We follow sound environmental practices to lower our energy footprint, reduce waste, choose greener infrastructures and equipment, and promote environmentally friendly ways of working. We help our clients to accelerate industry transformation by reimagining the relationship between people and technology, while safeguarding our clients’ privacy and protecting the assets entrusted to us according to industry standards. We contribute to the societies we are part of, and more broadly the Technology & Services industry, through community and fundraising activities in the areas of Education, Health and the Environment. We apply the highest standards of business conduct and ethics to work situations and strive to make the right decisions that benefit our people, inventors, customers, suppliers and society.

20 2 Financials Q1 FY2024

21 Financial Highlights MASTER SERVICE AGREEMENTS WITH CLIENTS PRIMARILY T&M BASED PRICING LONG-TERM CLIENT RELATIONSHIPS STRONG REVENUE GROWTH HEALTHY MARGINS LOW CAPEX REQUIREMENTS POSITIVE ADJUSTED FREE CASH FLOW

22 STRONG REVENUE GROWTH FY19 FY20 FY21 FY22 FY23 _ FY23 FY24 188.4196.2794.7654.8446.3351.0287.9 CAGR 28.9% OVER THE LAST FIVE FISCAL YEARS, 90.1% OF OUR REVENUE, ON AVERAGE, EACH FISCAL YEAR CAME FROM CLIENTS WHO PURCHASED SERVICES FROM US DURING THE PRIOR FISCAL YEAR. FY19 JUN 30 SEP 30 3M FY23 3M FY24FY20 FY21 (3 .9)% YOYRevenue (£m) FY22 FY23 Q1

23 FY19 FY20 FY21 FY22 FY23 _ FY23 FY24 17.338.6114.2102.454.423.429.1 ROBUST PROFITABILITY FY19 FY20 FY21 FY22 FY23 _ FY23 FY24 29.839.5164.2138.392.166.751.0 MARGIN FY19 FY20 17.7% FY19 JUN 30SEP 30 3M FY23 3M FY24FY20 FY21 FY21 19.0% SEP 30 3M FY23 3M FY24 * See page 29 for reconciliation of IFRS to Non-IFRS metrics CAGR 34% Adjusted Profit Before Tax (£m)*Profit Before Tax (£m) MARGIN 10.1% 6.7% FY22 12.2% FY22 20.6% FY23 15.6% 21.1% FY23 18.5 JUN 30 Q1 Q1 14.4% Q119.7% 9.2% 20.7% 19.2% 23.6%20 1 15.8 Q1

Top 10 Clients Revenue %


38%
38%
35%
34%
33%
33%
35%
FY19
FY20
FY21
FY22
FY23
Q1FY23
Q1FY24
JUN 30
SEP 30

No. of Clients / Revenue > £1m*


63
65
85
134
146
140
145
FY19
FY20
FY21
FY22
FY23
Q1FY23
Q1FY24
JUN 30
SEP 30

DEEP CLIENT RELATIONSHIPS

* Calculated on a 12 month rolling basis.

24

25 NUMBER & SPEND OF CLIENTS FY18 FY20 FY22 Q1FY23 716715711732615416275 Total No. of Clients FY19 JUN 30 FY20 FY21 Q1FY23 Q1FY24 SEP 30 FY22 FY23 SEP 30 FY18 FY19 FY20 FY21 FY22 Q1FY23 Q1FY24 294329905841697647699 Average Spend: REMAINING CLIENTS (£000s) FY19 JUN 30 FY20 FY21 FY22 Q1FY23 Q1FY24FY23 SEP 30 0 6650 13300 19950 26600 FY17 FY18 FY19 FY20 FY21 Q1FY23 Q1FY24 6,5406,39026,03022,15015,59013,38010,870 JUN 30 FY19 FY20 FY21 Average Spend: TOP TEN CLIENTS (£000s) FY22 Q1FY23 Q1FY24FY23

DIVERSE REVENUE BASE: GEOGRAPHY & INDUSTRY VERTICALS 17% 11% 23% 8% 14% 27% PAYMENTS BANKING & CAPITAL MARKETS INSURANCE TMT MOBILITY OTHER REVENUE % BY VERTICAL Q1 FY24 FY18 FY19 FY20 FY21 FY22 _ Q1FY23 Q1FY24 30%35%32%35% 31%29% 27% 25% 22%23%21%24%24%28% 35%40%39%41%42%44%45% UK EUROPE N.AMERICA RoW * FY19 JUN 30 SEP 30 Q1FY23 Q1FY24FY20 FY21 26 * Other includes consumer products,   healthcare, and retail verticals Revenue by Region FY22 FY23 3%3% 6%3% 10%3%

LOW CAPEX & POSITIVE ADJUSTED FCF 0.00 28.75 57.50 86.25 115.00 FY19 FY20 FY21 FY22 FY23 _ FY23 FY24 16.021.8111.5107.282.731.529.8 FY18 FY20 FY22 FY23 0.83.413.513.75.27.36.1 FY19 3M FY23 3M FY24FY20 % OF REVENUE FY19 JUN 30 FY20 10.4%2.1% JUN 30 SEP 30 FY21 2.1% FY21 9.0% 27* See page 29 for reconciliation of IFRS to Non-IFRS metrics Capital Expenditures (£m) Adjusted Free Cash Flow (£m)* FY22 1.2% FY22 18.5% SEP 30 3M FY23 3M FY24FY23 2.1% FY23 16.4% Q1 Q1 % OF REVENUE1.7% 1.7% 0.4% Q1 14.0% Q111.1% 8.5%

3 Appendix Q1 FY2024 28

SUPPLEMENTAL NON-IFRS FINANCIAL INFORMATION

	TWELVE MONTHS ENDED JUNE 30					THREE MONTHS ENDED SEPTEMBER 30	
	2019	2020	2021	2022	2023	2022	2023
Reconciliation of Revenue Growth at Constant Currency to Revenue Growth as Reported under IFRS							
Revenue Growth as Reported under IFRS	32.3 %	21.9 %	27.2 %	46.7 %	21.4 %	33.0 %	(3.9)%
Foreign exchange rates impact	(1.2)%	(0.9)%	2.4 %	0.9 %	(4.8)%	(7.1)%	3.3 %
Revenue Growth at Constant Currency Including Worldpay Captive	**31.1 %**	**21.0 %**	**29.6 %**	**47.6 %**	**16.6 %**	**25.9 %**	**(0.6)%**
Impact of Worldpay Captive	—	3.2 %	0.8 %	—	—	—	—
Proforma Revenue Growth Rate at Constant Currency Excluding Worldpay Captive	**31.1 %**	**24.2 %**	**30.4 %**	**47.6 %**	**16.6 %**	**25.9 %**	**(0.6)%**
Revenue	287,930	350,950	446,298	654,757	794,733	196,169	188,421
Reconciliation of Adjusted Profit Before Tax and Adjusted Profit for the Period							
£ in 000s							
Profit before Tax	30,100	23,364	54,368	102,379	114,163	38,568	17,313
Adjustments:							
Share based compensation expense	12,022	15,663	24,427	35,005	31,058	9,544	9,939
Discretionary EBT bonus	—	27,874	—	—	—	—	—
Amortization of acquired intangible assets	3,472	4,075	6,725	10,823	12,270	3,019	3,401
Foreign currency exchange (gains) / losses, net	(2,945)	(2,054)	6,546	(9,944)	10,729	(7,414)	(2,079)
Initial public offering expensses incurred	1,055	—	—	—	—	—	—
Secondary offering expenses incurred	1,009	—	—	—	—	—	—
Stamp duty on transfer of shares	10	—	—	—	—	—	—
Sarbanes-Oxley compliance readiness expenses incurred	1,440	—	—	—	—	—	—
Restructuring costs	—	—	—	—	6,588	—	—
Fair value movement of contingent consideration	5,805	—	—	—	(10,613)	(4,249)	1,236
Net gain on disposal of subsidiary	—	(2,215)	—	—	—	—	—
Total Adjustments	**21,868**	**43,343**	**37,698**	**35,884**	**50,032**	**900**	**12,497**
Adjusted Profit Before Tax	**51,968**	**66,707**	**92,066**	**138,263**	**164,195**	**39,468**	**29,810**
Adjusted Profit Before Tax as a percentage of Revenue	**18.0 %**	**19.0 %**	**20.6 %**	**21.1 %**	**20.7 %**	**20.1 %**	**15.8 %**
Profit for the Period	24,007	19,991	43,450	83,093	94,163	31,728	12,366
Adjustments:							
Adjustments to profit before tax	21,868	43,343	37,698	35,884	50,032	900	12,497
Tax impact of adjustments	(3,969)	(8,787)	(7,241)	(6,933)	(11,829)	(1,330)	(1,939)
Adjusted Profit for the Period	**41,906**	**54,547**	**73,907**	**112,044**	**132,366**	**31,298**	**22,924**
Reconciliation of Net Cash from Operating Activities to Adjusted Free Cash Flow							
Net Cash from Operating Activities	35,348	37,877	87,668	120,719	124,518	25,236	16,587
Adjustments:							
Grant received	1,784	888	228	139	494	—	207
Net purchase of non-current assets (tangible and intangible)	(7,326)	(7,319)	(5,236)	(13,695)	(13,487)	(3,424)	(804)
Adjusted Free Cash Flow	**29,806**	**31,446**	**82,660**	**107,163**	**111,525**	**21,812**	**15,990**
Adjusted Free Cash Flow as a percentage of Revenue	**10.4 %**	**9.0 %**	**18.5 %**	**16.4 %**	**14.0 %**	**11.1 %**	**8.5 %**

IFRS TO NON-IFRS RECONCILIATION

29